# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fluence Energy, Inc., CIK 0001868941
CUSIP: 34379V103
Title of class of securities: Class A common stock, $0.00001 par value
Address of issuer's principal executive offices: 4601 Fairfax Drive, Suite 600, Arlington, Virginia (VA), 22203
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000940418

## Reporting persons
- SPT Invest Management Sarl: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SPT Holding Sarl: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 31,761,131; sole dispositive power 0; shared dispositive power 31,761,131; aggregate amount beneficially owned 31,761,131 (24% of the class)
- Siemens Pension-Trust e.V.: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; sole voting power 0; shared voting power 31,761,131; sole dispositive power 0; shared dispositive power 31,761,131; aggregate amount beneficially owned 31,761,131 (24% of the class)
- Siemens AG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); member of a group; sole voting power 19,738,064; shared voting power 31,761,131; sole dispositive power 19,738,064; shared dispositive power 31,761,131; aggregate amount beneficially owned 51,499,195 (38.9% of the class)

## Item 1. Issuer
Name of issuer: Fluence Energy, Inc.
Address of issuer's principal executive offices: 4601 Fairfax Drive, Suite 600, Arlington, Virginia 22203

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed on behalf of SPT Invest Management Sarl ("SPT IM"), SPT Holding Sarl ("SPT Holding"), Siemens Pension-Trust e.V. ("Siemens e.V.") and Siemens AG ("SAG" together with SPT IM, SPT Holding and Siemens e.V. (the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of SPT IM and SPT Holding is 21 Rue Edmond Reuter, Contern Luxembourg 5326. The business address of Siemens e.V. is Wittelsbacher Platz 2, 80333 Munich, Germany. The business address of SAG is Werner-von-Siemens-Strasse 1, 80333 Munich, Germany.
Citizenship: SPT IM and SPT Holding are organized under the laws of Luxembourg. SAG and Siemens e.V. are organized under the laws of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

As of December 31, 2025, SAG is the record holder of 19,738,064 shares of Class A common stock, $0.00001 par value ("Class A Common Stock") of Fluence Energy, Inc. (the "Issuer") and SPT Holding is the record holder of 31,761,131 shares of Class A Common Stock. SPT Holding is a wholly owned subsidiary of Siemens e.V. and as such, Siemens e.V. may be deemed to share beneficial ownership of the shares of Class A Common Stock beneficially owned by SPT Holding. SAG is an affiliate of Siemens e.V. and as such, may be deemed to share beneficial ownership of the shares of Class A Common Stock beneficially owned by Siemens e.V. Such beneficial ownership represents in the aggregate 38.9% of the total Class A Common Stock of the Issuer outstanding, based on 132,220,374 shares of Class A Common Stock of the Issuer outstanding as of December 31, 2025, as reflected in the Issuer's Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on February 4, 2026. SPT IM no longer beneficially owns any shares of Class A Common Stock. As such, this Schedule 13G serves as an exit filing for SPT IM and an initial filing for SPT Holding.

The Reporting Persons, AES Grid Stability, LLC and Qatar Holding LLC (collectively, the "Stockholders") are parties to a Stockholder Agreement (the "Stockholder Agreement"), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by or on behalf of such other Stockholders, as of December 31, 2025, such a "group" would be deemed to beneficially own an aggregate of 117,666,665 shares of Class A Common Stock, or 64.0% of the Class A Common Stock of the Issuer, calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the other Stockholders separately file Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.
Percent of class: See responses to Item 11 on each cover page and Item 4(a) above.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page and Item 4(a) above.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page and Item 4(a) above.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page and Item 4(a) above.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page and Item 4(a) above.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4(a) above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
LIST OF EXHIBITS

Exhibit No. Description

1 Joint Filing Agreement.

## Signatures
- SPT Invest Management Sarl: /s/ Thomas Gruenewald, Thomas Gruenewald, Chief Executive Officer (02/09/2026)
- SPT Invest Management Sarl: /s/ Denis Stoffel, Denis Stoffel, Managing Director (02/09/2026)
- SPT Holding Sarl: /s/ Thomas Gruenewald, Thomas Gruenewald, Chief Executive Officer (02/09/2026)
- SPT Holding Sarl: /s/ Denis Stoffel, Denis Stoffel, Chief Financial Officer (02/09/2026)
- Siemens Pension-Trust e.V.: /s/ Dr. Peter Rathgeb, Dr. Peter Rathgeb, Chair of the Board (02/09/2026)
- Siemens Pension-Trust e.V.: /s/ Heiko Fischer, Heiko Fischer, Vice Chair of the Board (02/09/2026)
- Siemens AG: /s/ Sabine Kalbitz, Sabine Kalbitz, Chief Counsel Mergers, Acquisitions and Corporate (02/09/2026)
- Siemens AG: /s/ Hardi Zajewski, Hardi Zajewski, SVP M&A (02/09/2026)